750 E. PRATT STREET SUITE 900 BALTIMORE, MD 21202
T 410.244.7400 F 410.244.7742 www.Venable.com

T 410.244.7425
F 410.244.7742
HMAment@Venable.com

October 31, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Benjamin Holt
Pam Howell

Re:	Mobile Infrastructure Corporation
Amendment No. 1 to Registration Statement on Form S-11
Filed October 19, 2023
File No. 333-274666

Ladies and Gentlemen:

On behalf of our client, Mobile Infrastructure Corporation (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission in its comment letter dated October 27, 2023 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-11 (“Registration Statement”). In response to the Comment Letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto.

Amendment No. 1 to Registration Statement on Form S-11 filed October 19, 2023

Prospectus Cover Page, page 1

1.

We note the revisions made in response to prior comment 1 relating to the registration of the resale of shares held by certain individuals that represent a majority of the common stock outstanding and that this could result in a change in control of the company. Please provide additional disclosure regarding any impact the potential change in control would have upon management and operations of the company. Please add risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised its disclosures on the cover page and pages 5 and 40 of the Amended Registration Statement.

Mobile Infrastructure Corporation

October 31, 2023

Liquidity and Capital Resources, page 70

2.

We note the revisions made in response to prior comment 5 and partially reissue. We note the disclosure that your ability to fund your operations is not dependent upon receipt of cash proceeds from the exercise of the Warrant. However, we note your later disclosure of the cash on hand and the amount of debt due within one year. We also note the net losses and negative cash flows. Please clarify this statement. Please also expand your discussion of material cash requirements to address the likelihood the company will need to seek additional capital, and discuss the effect of this offering on the company’s ability to raise additional capital.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 73 of the Amended Registration Statement.

Exhibits

3.

Please revise the legal opinion filed as Exhibit 5.1 to remove the sixth and seventh assumptions on page 3, as they assume material facts underlying the opinion or readily ascertainable facts. Refer to Item II.B.3.a of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, we have removed the sixth and seventh assumptions of the legal opinion filed as Exhibit 5.1 to the Amended Registration Statement.

We hope that the foregoing and the Company’s revised disclosures have been responsive to the Staff’s comments. Should you have any questions or comments relating to this letter, kindly contact the undersigned at 410-244-7425.

Very truly yours,

/s/ Hirsh M. Ament
Hirsh M. Ament

cc:	Stephanie Hogue, Mobile Infrastructure Corporation